SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 27)

Banyan Rail Services Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

06684A305

(CUSIP Number)

Christopher J. Hubbert

Kohrman Jackson & Krantz P.L.L. 1375 East 9th Street, 20th Floor, Cleveland, OH 44114; 216-736-7215

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

______________________________

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 06684A305	Page 2 of 7

1	name of reporting person i.r.s. identification no. of above person (entities only) Gary O. Marino
2	check the appropriate box if a member of a group* (see instructions) (a) ☒ (b) ☐
3	sec use only
4	source of funds (see instructions) OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power 5,514,725(1)
	8	shared voting power
	9	sole dispositive power 5,514,725(1)
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 5,514,725(1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row (11) 85.6%
14	type of reporting person (see instructions) IN

(1) Includes 2,726,114 shares of Common Stock, held by Banyan Rail Holdings LLC, 5,000 options to purchase shares of Common Stock that are currently exercisable or exercisable within 60 days, and 2,777,778 shares of Common Stock, held by Marino Family Holdings LLC. Mr. Marino is the president of Banyan Rail Holdings LLC and the manager of Marino Family Holdings LLC. Mr. Marino disclaims beneficial ownership of the shares held by Banyan Rail Holdings LLC.

CUSIP No. 06684A305	Page 3 of 7

1	name of reporting person i.r.s. identification no. of above person (entities only) Banyan Rail Holdings LLC
2	check the appropriate box if a member of a group* (see instructions) (a) ☒ (b) ☐
3	sec use only
4	source of funds (see instructions) WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 2,726,114
	8	shared voting power
	9	sole dispositive power 2,726,114
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 2,726,114
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row (11) 42.3%
14	type of reporting person (see instructions) OO

CUSIP No. 06684A305	Page 4 of 7

1	name of reporting person i.r.s. identification no. of above person (entities only) Marino Family Holdings LLC
2	check the appropriate box if a member of a group* (see instructions) (a) ☒ (b) ☐
3	sec use only
4	source of funds (see instructions) OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 2,777,778
	8	shared voting power
	9	sole dispositive power 2,777,778
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 2,777,778
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row (11) 43.15%
14	type of reporting person (see instructions) OO

CUSIP No. 06684A305	Page 5 of 7

Introduction.

Pursuant to Rule 13d-1(k), this Amendment No. 27 to Schedule 13D is filed by Gary O. Marino, Banyan Rail Holdings LLC (“Banyan Holdings”), and Marino Family Holdings LLC (“Marino Holdings”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Banyan Rail Services Inc., a Delaware corporation (the “Company”). Mr. Marino is the president of Banyan Holdings and the manager of Marino Holdings

Item 2. Identity and Background

Item 2 is amended and supplemented as follows:

(a) Pursuant to Rule 13d-1(k), this Amendment No. 27 to Schedule 13D is filed by Gary O. Marino, Banyan Holdings, and Marino Holdings, a Florida limited liability company. Mr. Marino is the manager of Marino Holdings.

(b) The business address of Marino Holdings is 2255 Glades Road, Suite 111-E, Boca Raton, FL 33431.

(c) Marino Holdings is an investment company.

(d) Negative with respect to Marino Holdings.

(e) Negative with respect to Marino Holdings.

(f) Marino Holdings is a limited liability company organized in the State of Florida.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The shares of Common Stock reported in Item 5(c) as having been acquired by Banyan Holdings on September 8, 2014, were acquired as a payment in lieu of a cash dividend on shares of Preferred Stock of the Company.

The shares of Common Stock reported in Item 5(c) as having been acquired by Banyan Holdings on November 18, 2014, were acquired pursuant to an offering to the Preferred stockholders to convert outstanding Preferred Stock into shares of Common Stock, in addition to its accrued and outstanding Preferred Stock dividends into Common Stock.

The shares of Common Stock reported in Item 5(c) as having been acquired by Banyan Holdings on December 29, 2014, were acquired pursuant to an offering to accredited investors in a private placement. The Company issued shares to Banyan Holdings in exchange for the cancellation of two (2) notes receivable plus accrued interest in the total amount of $325,333.37. The shares of Common Stock reported in Item 5(c) as having been acquired by Marino Holdings on December 29, 2014, were acquired for the aggregate purchase price of approximately $500,000.00 pursuant to an offering to accredited investors in a private placement.

CUSIP No. 06684A305	Page 6 of 7

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (c) are amended and supplemented as follows:

(a) Based solely on information provided by the Company, there are currently 6,437,309 shares of Common Stock outstanding. Mr. Marino beneficially owns 5,514,725 shares of Common Stock, including 2,726,114 shares of Common Stock owned by Banyan Holdings, 2,777,778 shares of Common Stock owned by Marino Holdings, and 5,000 options to purchase shares of Common Stock, or in total 85.6% of the Company’s outstanding Common Stock, assuming exercise of the options owned by Mr. Marino. Mr. Marino disclaims beneficial ownership of the shares held by Banyan Holdings. Banyan Holdings beneficially owns 2,726,114 shares of Common Stock or 42.3% of the Company’s outstanding Common Stock. Marino Holdings beneficially owns 2,777,778 shares of Common Stock or 43.15% of the Company’s outstanding Common Stock.

(c) On September 8, 2014, Banyan Holdings acquired 17,649 shares of Common Stock as a payment in lieu of a cash dividend on shares of Preferred Stock of the Company. On November 18, 2014, Mr. Marino acquired 353,434 shares of Common Stock pursuant to an offering by the Company to the Preferred stockholders. Mr. Marino elected to convert his outstanding Preferred Stock and its accrued and outstanding dividends into shares of Common Stock. On December 29, 2014, Banyan Holdings acquired 1,807,408 shares of Common Stock pursuant to an offering by the Company to accredited investors in a private placement. On December 29, 2014, Marino Holdings acquired 2,777,778 shares of Common Stock pursuant to an offering by the Company to accredited investors in a private placement. Mr. Marino and Banyan Holdings have not effected any other unreported transactions in the Company’s stock in the past 60 days.

Item 7. Material to be Filed as Exhibits.

7.1 Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2015

/s/ Gary O. Marino

Gary O. Marino, individually

Banyan Rail Holdings LLC

/s/ Gary O. Marino

By Gary O. Marino, President

Marino Family Holdings LLC

/s/ Gary O. Marino

By Gary O. Marino, Manager

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement